November 5, 2021

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal First Trust Exchange-Traded Fund IV Registration on Form N-1A Post-Effective Amendment No. 186 (Registration Statement File Nos. 333-174332, 811-22559)

Ladies and Gentleman:

On behalf of the First Trust High Income Strategic Focus ETF (formerly, First Trust Strategic Income ETF) (the “Fund”), a series of First Trust Exchange-Traded Fund IV (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 186 was originally filed with the Securities and Exchange Commission on November 4, 2021. Post-Effective Amendment No. 186 was inadvertently filed with new EDGAR series and class identifiers and no securities have been sold pursuant to Post-Effective Amendment No. 186 to the Trust’s Registration Statement. The Trust immediately made a separate filing on behalf of the Fund (Post-Effective Amendment No. 187) under the correct EDGAR series and class identifiers.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND IV

By: /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer